SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated December 29, 2025.

Buenos Aires, December 29, 2025

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Repurchase of Notes.

Dear Sirs,

We hereby inform that on December 23, 2025, YPF S.A. (the “Company”) has repurchased its Class XXI Notes (YMCMO) for a total amount of Ps. 7,648,517,984.48 (Seven billion, six hundred and forty eight million, five hundred and seventeen thousand, nine hundred and eighty-four Argentine pesos and 48/100), equivalent to a par value of US$ 5,270,224, which will be held in portfolio. The Class XXI Notes were issued by the Company in January 2023, under the Company’s Frequent Issuer regime, maturing in January 2026. The repurchase has been made at an average price equivalent to 99.73% of their nominal value

Yours faithfully,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 29, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer